December 8, 2010
Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100F Street, N.E.
Washington, D.C. 20549
RE:	Goodrich Petroleum Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-12719
Dear Mr. Horowitz:
We are providing the following responses to the comment letter dated November 23, 2010 from the staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Staff”) regarding our Form 10-K for the fiscal year ended December 31, 2009 (our “Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to our Form 10-K.
Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K is not materially inaccurate or misleading and, therefore, believe that amendment of our existing filing is not necessary. Instead, as indicated in our responses below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.
Form 10-K for Fiscal Year Ended December 31, 2009
Business and Properties, page 3
Oil and Natural Gas Reserves, page 6
1.	We note your statement, “We maintain an internal staff of petroleum engineers and geoscience professionals who work closely with our independent petroleum consultant to ensure the integrity, accuracy and timeliness of data furnished to NSAI in their reserves estimation process.” Please disclose the qualifications of these internal individuals and more fully address the procedures used to ensure compliance of your proved reserves with Rule 4-10(a) of Regulation S-X. You may refer to Item 1202(a) (7) of Regulation S-K.

Response: The Company’s principal engineer has over 30 years of experience in the oil and gas industry, including over 25 years as a reserve evaluator, trainer or manager. Further professional qualifications include a degree in petroleum engineering, extensive internal and external reserve training, and asset evaluation and management. In addition, the principal engineer is an active participant in professional industry groups and has been a member of the Society of Petroleum Engineers for over 30 years.
Our estimates of proved reserves are made wholly by Netherland, Sewell & Associates, Inc. (NSAI), as the Company’s independent petroleum engineers. Our internal professional staff works closely with our external engineers to ensure the integrity, accuracy and timeliness of data that is furnished to them for their reserve estimation process. In addition, other pertinent data is provided such as seismic information, geologic maps, well logs, production tests, material balance calculations, well performance data, operating procedures and relevant economic criteria. We make available all information requested, including our pertinent personnel, to the external engineers as part of their evaluation of our reserves.
The Company considers the best control to ensure compliance with Rule 4-10 of Regulation S-X for reserve estimates is providing independent fully engineered third-party estimate of reserves from a nationally reputable petroleum engineering firm. In future filings, the Company will provide disclosure similar to the foregoing to give a better understanding of the internal controls on furnishing information to its reserves estimator and assuring compliance of estimates with applicable SEC reserves definitions.
Proved Undeveloped Reserves, page 8
2.	We note from your disclosure, in combination with your tabular presentation of “Proved Reserves” on page 7, that your total proved undeveloped reserves increased from 249.9 Bcfe at the end of 2008 to 255.1 Bcfe at the end of 2009, a net increase of 5.2 Bcfe. Additionally, you only state that you converted approximately 1% of your total proved undeveloped reserves at the end of 2008, or 2.5 Bcfe, to proved developed reserves. In reconciling this activity from your disclosures, there appears to be an unexplained net change of 7.7 Bcfe (3.1% of beginning reserves). Accordingly, please expand your disclosure to address any additional material gross changes to your proved undeveloped reserves, as required by Item 1203(b) of Regulation S-K.
Response: Our explanation of 2009 PUD reserve changes would have been clearer if the information appeared in one location and was quantified. We discussed on page 4 in our Form 10-K under Transition to Horizontal Drilling the Company’s strategic decision to transition from drilling predominately vertical wells, to drilling almost exclusively horizontal wells. Primarily as a result of this strategic decision to change from a vertical to a horizontal drilling plan for developing our existing properties, virtually all of the vertical proved undeveloped locations which had previously been included in our drilling plans were removed. The addition of new horizontal proved undeveloped reserves more than replaced the eliminated vertical PUDs.

In future Form 10-K filings, when there are material gross changes in our PUD reserves, we propose to include a table or narrative that explains the material changes from the beginning of the year PUD reserve balance to the final year-end balance, including material extensions, discoveries and other additions during the year and material revisions for changes due to price, performance and deletions and for other reasons.
Net Production, Unit Prices and Costs, page 10
3.	We note in the tabular presentation you provided the total production information that is required by Item 1204(a) of Regulation S-K, for each of your reported product types. Please expand these disclosures to also provide production information by final product sold for each field that contains 15% or more of your total proved reserves, or explain to us why you concluded that the information for each significant field was not required.
Response: Our reserves by product for the last three years has been comprised of greater than 98% of natural gas and less than 2% of oil and condensate. Production by product sold for the last three years has been comprised of 96% or greater of natural gas and 4% or less of oil and condensate. We do not have a significant accumulation of oil and condensate in any specific field; therefore we concluded the oil to be immaterial to both the reserves and the production by product sold for the last three years. We will continue to monitor the reserves and production for percentage of oil and condensate and will revise disclosures to include details by final product sold once the oil and condensate reach a material level.
Exhibit 99.1
4.	While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of any official industry compilation of such practices that are “generally accepted petroleum and engineering evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.
Response: In a February 19, 2007 publication of the Society of Petroleum Engineers (“SPE”) entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (“SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves. The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.” A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards2007.pdf.

The estimates shown in the report of NSAI included as Exhibit 99.1 have been prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards, as well as in accordance with applicable standards promulgated by the SEC. NSAI has advised us that it intends to modify the subject sentence in its future applicable reports filed with the Commission to remove the reference to “generally acceptable” similar to that shown in the sentence below:
     “...these estimates have been prepared in accordance with petroleum engineering and evaluation principles set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers.”
We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 399-3196 or by facsimile at (832) 399-3215.
As you requested in the comment letter, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jan L. Schott
Jan L. Schott
Sr. Vice President and Chief Financial Officer